EXHIBIT 23.1
Consent of Independent Auditors
The Board of Directors and Stockholders of
American Skiing Company:
We consent to the incorporation by reference in the registration statement (No. 333-48449) on Form S-8 of American Skiing Company of our report dated October 20, 2006, with respect to the consolidated balance sheets of American Skiing Company and subsidiaries as of July 31, 2005 and July 30, 2006, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the years in the three-year period ended July 30, 2006, which report appears in the July 30, 2006, annual report on Form 10-K of American Skiing Company.
// KPMG LLP //
Salt Lake City, Utah
October 25, 2006